

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2018

Mathias Hermansson
Chief Financial Officer
Veoneer, Inc.
Klarabergsviadukten 70, Section B7, SE-111 64
Box 70381, SE-107 24
Stockholm, Sweden

  Re: Veoneer, Inc.
    Form 10-12B
    Filed April 26, 2018
    File No. 001-38471

Dear Mr. Hermansson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Division of Corporation Finance
              Office of Transportation and Leisure